CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$5,000,000	$573.00

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated February 9, 2012

(to the Synthetic Convertible Product Supplement dated May 27,  2011,

the Index Supplement dated May 31, 2011,

the Prospectus Supplement dated May 27, 2011

and the Prospectus dated August 31, 2010)

Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

$5,000,000 BARCLAYS BANK PLC GLOBAL MEDIUM-TERM NOTES, SERIES A 0.50% Notes Due February 14, 2022 Performance Linked to the S&P 500® Index

Because these notes are part of a series of Barclays Bank PLC’s debt securities called Global Medium-Term Notes, Series A, this pricing supplement and the accompanying synthetic convertible product supplement dated May 27, 2011 (the “synthetic convertible product supplement”) should also be read with the accompanying index supplement, dated May 31, 2011, accompanying prospectus supplement, dated May 27, 2011 relating to Barclays Bank PLC’s Global Medium-Term Notes, Series A (the “prospectus supplement”) and the accompanying prospectus dated August 31, 2010 (the “base prospectus”). Terms used here have the meanings given them in the synthetic convertible product supplement, the prospectus supplement or the base prospectus, unless the context requires otherwise.

•	Issuer: Barclays Bank PLC

•	Index Sponsor: Standard & Poor’s is not involved in this offering and has no obligation with respect to the notes.

•	Index: S&P 500® Index (the “Index”) (Bloomberg ticker symbol “SPX <Index>”).

•	Principal amount: $1,000 per note, and in the aggregate, $5,000,000.

•	Inception date: February 9, 2012

•	Issue date: February 14, 2012

•

Stated maturity date: February 14, 2022, subject to postponement if the final valuation date is postponed. If the stated maturity date is not a business day, any payment required to be made on the stated maturity date will instead be made on the next business day, as described in the section entitled “Terms of the Notes—Maturity Date” in the prospectus supplement.

•

Valuation date: In the case of the stated maturity date, February 9, 2022, which is the third business day prior to the stated maturity date; in the case of redemption, the date on which the notice of redemption is mailed; or, in the case of repurchase, the date that is three business days before the repurchase date, which is a number of business days equal to the determination period, in each case subject to postponement if a market disruption event occurs or if such day is not a scheduled trading day, as described in the section entitled “Description of the Notes—Settlement value” in the synthetic convertible product supplement. We refer to February 9, 2022, the third business day prior to the stated maturity date, as the “final valuation date”.

•	Determination period: Three business days.

•	Interest rate: 0.50% per annum.

•	Interest payment dates: Quarterly, on February 14, May 14, August 14, and November 14 of each year, beginning on May 14, 2012.

•	Interest payment record dates: 15 calendar days prior to each interest payment date.

•

Payment at maturity: At maturity, Barclays Bank PLC will pay to you (subject to our credit risk), per $1,000 note, in addition to any accrued but unpaid interest up to but excluding the stated maturity date, an amount equal to the greater of:

(1)	$1,000; and

(2)	the alternative redemption amount.

As a result, you will only receive the alternative redemption amount, in addition to any accrued but unpaid interest up to but excluding the stated maturity date, if the settlement value is greater than the threshold value.

•

Alternative redemption amount: The alternative redemption amount per $1,000 note will equal $1,000 multiplied by a ratio determined by dividing the settlement value on the applicable valuation date by the threshold value. You can calculate the alternative redemption amount using the following formula:

•	Settlement value: The Index Closing Level on the applicable valuation date.

•	Threshold value: 1,676.42, which is 124% of 1,351.95, the Index Closing Level on the inception date, rounded to two decimal places.

•

Index Closing Level: On any valuation date, the closing level of the Index published at the regular weekday close of trading on that valuation date as displayed on Bloomberg Professional® service page “SPX<Index>” or any successor page on Bloomberg Professional® service or any successor service, as applicable. In certain circumstances, the closing level of the Index will be based on the alternate calculation of the Index as described in “Reference Assets—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” in the accompanying prospectus supplement.

•

Redemption: On or after February 17, 2015, Barclays Bank PLC may redeem, on not less than five calendar days’ prior written notice, each $1,000 note that is part of the series at a price equal to the greater of $1,000 and the alternative redemption amount calculated using the settlement value on the applicable valuation date, plus any accrued but unpaid interest up to but excluding the redemption date.

•

Repurchase option: On any business day during the repurchase request period, you may instruct Barclays Bank PLC to repurchase each $1,000 note that is part of the series at a price equal to the alternative redemption amount calculated using the settlement value on the applicable valuation date, plus any accrued but unpaid interest up to but excluding the repurchase date, by e-mailing Barclays Bank PLC before 4:00 p.m. New York time at us.syndicate.ops@barcap.com. The repurchase date will be the fifth business day following the business day on which Barclays Bank PLC receives your e-mail, unless payment is postponed because the applicable valuation date is postponed.

•

Repurchase request period: The repurchase request period shall commence on the fifth business day before February 14, 2014 and shall terminate on the earlier of (a) the date on which the notice of redemption is mailed or (b) five business days before the stated maturity date.

•

Postponement of any valuation date, including the final valuation date, because of a market disruption event: If a market disruption event occurs on any valuation date, including the final valuation date, as set forth in this document, such valuation date will be postponed until the next scheduled trading day on which no market disruption event occurs; provided, however, if a market disruption event occurs on each of the five scheduled trading days following the originally scheduled valuation date, then (a) that fifth scheduled trading day shall be deemed to be the valuation date and (b) the calculation agent shall determine the closing level of the index for that fifth scheduled trading day, based upon its good faith estimate of the market value on such day.

•	Denominations: $1,000 and whole multiples of $1,000.

•	Listing: The notes will not be listed on any exchange.

•	CUSIP No.: 06738KQ53

•	ISIN No.: US06738KQ533

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page PR-7 of the synthetic convertible product supplement, “Risk Factors” beginning on page IS-2 of the index supplement, “Risk Factors” beginning page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction. Any payment on the notes, including any principal protection feature, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party.

	Price to Public	Agent’s Commission(1)	Proceeds to Barclays Bank PLC
Per Note	100%	2.00%	98.00%
Total	$5,000,000	$100,000	$4,900,000

(1)	Barclays Capital Inc. will receive commissions from Barclays Bank PLC, as issuer, equal to 2.00% of the principal amount of the notes, or $20.00 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Barclays Bank PLC listed herein is the minimum amount of proceeds that Barclays Bank PLC receives.

Please see “Supplemental Plan of Distribution” in this pricing supplement for more information.

PRICING SUPPLEMENT

ADDITIONAL TERMS SPECIFIC TO THE NOTES	PS-1
ADDITIONAL RISK FACTORS	PS-2
EXAMPLES OF AMOUNT PAYABLE AT MATURITY OR UPON REDEMPTION OR REPURCHASE	PS-3
HYPOTHETICAL RETURNS	PS-5
SUPPLEMENTAL MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS	PS-6
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-8

PRODUCT SUPPLEMENT

SUMMARY INFORMATION—Q&A	PR-1
RISK FACTORS	PR-7
DESCRIPTION OF THE NOTES	PR-18
COMMON STOCK INFORMATION	PR-29
INDEX INFORMATION	PR-30
EXCHANGE TRADED FUND INFORMATION	PR-31
CLEARANCE AND SETTLEMENT	PR-32
USE OF PROCEEDS AND HEDGING	PR-33
SUPPLEMENTAL TAX CONSIDERATIONS	PR-35

PROSPECTUS SUPPLEMENT

SUMMARY	S-1
RISK FACTORS	S-6
DESCRIPTION OF MEDIUM-TERM NOTES	S-32
TERMS OF THE NOTES	S-38
INTEREST MECHANICS	S-45
CERTAIN FEATURES OF THE NOTES	S-48
DESCRIPTION OF UNIVERSAL WARRANTS	S-57
TERMS OF THE WARRANTS	S-62
CERTAIN FEATURES OF THE WARRANTS	S-66
REFERENCE ASSETS	S-72
CLEARANCE AND SETTLEMENT	S-114
EMPLOYEE RETIREMENT INCOME SECURITY ACT	S-120
PLAN OF DISTRIBUTION	S-122
USE OF PROCEEDS AND HEDGING	S-131
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	S-132
VALIDITY OF SECURITIES	S-147

PROSPECTUS

FORWARD-LOOKING STATEMENTS	1
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	1
THE BARCLAYS BANK GROUP	2
USE OF PROCEEDS	2
DESCRIPTION OF DEBT SECURITIES	3
DESCRIPTION OF WARRANTS	20
GLOBAL SECURITIES	31
CLEARANCE AND SETTLEMENT	32
DESCRIPTION OF PREFERENCE SHARES	36
DESCRIPTION OF AMERICAN DEPOSITARY SHARES	42

DESCRIPTION OF SHARE CAPITAL	48
TAX CONSIDERATIONS	49
PLAN OF DISTRIBUTION	68
SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES	71
WHERE YOU CAN FIND MORE INFORMATION	72
FURTHER INFORMATION	72
VALIDITY OF SECURITIES	72
EXPERTS	72
EXPENSES OF ISSUANCE AND DISTRIBUTION	73

ADDITIONAL TERMS SPECIFIC TO THE NOTES

Barclays Bank PLC has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this pricing supplement together with the base prospectus, as supplemented by the prospectus supplement relating to our Series A medium-term notes of which the notes are a part and the synthetic convertible product supplement. Purchasers should rely upon the base prospectus, the prospectus supplement, the synthetic convertible product supplement, the index supplement, this pricing supplement and any other relevant terms supplement for complete details. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous communications concerning the notes. To the extent that there are any inconsistencies among the documents listed below, this pricing supplement shall supersede the synthetic convertible product supplement, which shall, likewise, supersede the index supplement, the base prospectus and the prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying synthetic convertible product supplement as the notes involve risks not associated with conventional debt securities. You should also carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying prospectus supplement and “Additional Risk Factors” in this pricing supplement.

We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes. You may get these documents and other documents Barclays Bank PLC has filed for free by searching the SEC online database at www.sec.gov, with “Barclays Bank PLC” as a search term or through the links below, or by emailing Barclays Bank PLC at us.syndicate.ops@barcap.com.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Synthetic convertible product supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152903/d424b3.htm

•	Index supplement dated May 31, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511154632/d424b3.htm

•	Prospectus supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

ADDITIONAL RISK FACTORS

Any payments due on the notes are subject to the creditworthiness of the Issuer.

The notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any principal protection feature, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

If a market disruption event occurs on a day that would otherwise be the valuation date, there will be a delay in settlement of the notes.

If a market disruption event occurs on a day that would otherwise be the valuation date, settlement of the notes will be delayed, depending on the circumstances surrounding the market disruption event, for up to five scheduled trading days.

Postponement of the valuation date may result in a reduced amount payable at maturity.

As the payment at maturity or repurchase or redemption is a function of, among other things, the settlement value of the Index, the postponement of the valuation date may result in the application of a different settlement value, and, accordingly, decrease the payment you receive at maturity.

EXAMPLES OF AMOUNT PAYABLE AT MATURITY OR UPON REDEMPTION OR REPURCHASE

Here are two examples of hypothetical alternative redemption amount calculations. These examples are based on the threshold value of 1,676.42.

Example 1. Assuming the settlement value of the Index is 1,650.00:

Alternative redemption amount per $1,000 note = $1,000 × [1,650.00 / 1,676.42] = $984.24

As a result, on the stated maturity date or upon redemption, you would receive $1,000 per $1,000 note (plus accrued but unpaid interest up to but excluding the stated maturity date or the redemption date, as applicable) because 1,676.42 is greater than 1,650.00.

Upon repurchase, you would only receive $984.24 (plus accrued but unpaid interest up to but excluding the repurchase date) because your principal amount is only protected (subject to our credit risk) if you hold your notes to maturity or if we redeem your notes.

Example 2. Assuming the settlement value of the Index is 1,850.00:

Alternative redemption amount per $1,000 note = $1,000 × [1,850.00 / 1,676.42] = $1,103.54

As a result, on the stated maturity date or upon redemption or repurchase, you would receive $1,103.54 per $1,000 note (plus accrued but unpaid interest up to but excluding the stated maturity date, the redemption date or the repurchase date, as applicable) because 1,850.00 is greater than 1,676.42.

The Index

The Notes are linked to the performance of the S&P 500® Index. For a description of the Index, please see “Non-Proprietary Indices—Equity Indices—S&P 500® Index” in the accompanying index supplement”.

Historical information about the Index

The following graph sets forth the historical performance of the Index based on the daily Index Closing Levels from August 27, 2003 through February 9, 2012. The Index Closing Level on February 9, 2012 was 1,351.95.

We obtained the Index closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index Closing Level on any date during the term of the Notes.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

HYPOTHETICAL RETURNS

The table below illustrates, for a range of hypothetical settlement values on the final valuation date, in each case assuming that the investment is held from the date on which the notes are first issued until the stated maturity date. These examples also assume that the Index Closing Level on the inception date is 1,351.95 and that the threshold value is 124% of such Index Closing Level, or 1,676.42:

•	the hypothetical alternative redemption amount per $1,000 note;

•	the percentage change from the principal amount to the hypothetical alternative redemption amount;

•	the hypothetical total amount payable at stated maturity per $1,000 note (without interest);

•	the hypothetical total rate of return (without interest);

•	the hypothetical annualized pre-tax rate of return (without interest);

•	the hypothetical total rate of return (including interest); and

•	the hypothetical annualized pre-tax rate of return (including interest)

The figures in the table below are for purposes of illustration only. The actual amount received by investors and the resulting total and pre-tax rates of return will depend entirely on the actual settlement value determined by the calculation agent. In particular, the actual settlement value could be lower or higher than those reflected in the table.

The table below provides hypothetical return information only with regard to notes held to maturity. It is not applicable in the case of notes repurchased or redeemed prior to the stated maturity date. Numbers appearing in these examples have been rounded for ease of reference, and these examples do not take into account any tax consequences from investing in the Notes.

Hypothetical settlement value on the final valuation date	Hypothetical alternative redemption amount per $1,000 note	Percentage change from the principal amount to the hypothetical alternative redemption amount	Hypothetical total amount payable at stated maturity per $1,000 note	Hypothetical total rate of return (without interest)	Hypothetical per annum pre-tax rate of return (without interest)	Hypothetical total rate of return (including interest)	Hypothetical per annum pre-tax rate of return (including interest)
$1,660.00	$990.21	-0.98%	$1,000.00	0.00%	0.00%	5.00%	0.49%
$1,665.00	$993.19	-0.68%	$1,000.00	0.00%	0.00%	5.00%	0.49%
$1,670.00	$996.17	-0.38%	$1,000.00	0.00%	0.00%	5.00%	0.49%
$1,675.00	$999.15	-0.09%	$1,000.00	0.00%	0.00%	5.00%	0.49%
$1,676.42[1]	$1,000.00	0.00%	$1,000.00	0.00%	0.00%	5.00%	0.49%
$1,680.00	$1,002.14	0.21%	$1,002.13	0.21%	0.02%	5.21%	0.51%
$1,685.00	$1,005.12	0.51%	$1,005.11	0.51%	0.05%	5.51%	0.54%
$1,690.00	$1,008.10	0.81%	$1,008.10	0.81%	0.08%	5.81%	0.57%
$1,695.00	$1,011.08	1.11%	$1,011.08	1.11%	0.11%	6.11%	0.59%

(1)	This figure reflects the threshold value.

SUPPLEMENTAL MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The material tax consequences of your investment in the notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement. In addition, this discussion applies to you only if you are an initial purchaser of the notes; if you are a secondary purchaser of the notes, the tax consequences to you may be different.

The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the notes in this pricing supplement is materially correct. The notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for United States federal income tax purposes. Under these rules, if you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the notes over their term based on the comparable yield for the notes and pay tax accordingly, even though the comparable yield will exceed the interest payments that are made quarterly with respect to the notes. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to redemption or maturity and is neither a prediction nor a guarantee of what the actual yield will be. You will not be required to separately include in income the quarterly interest payments you receive on the notes. In addition, any gain you may recognize on the sale, redemption, repurchase or maturity of the notes will be taxed as ordinary interest income and any loss you may recognize on the sale, redemption, repurchase or maturity of the notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the notes and thereafter would be capital loss. If you are a noncorporate holder, you would generally be able to use such ordinary loss to offset your income only in the taxable year in which you recognize the ordinary loss and would generally not be able to carry such ordinary loss forward or back to offset income in other taxable years.

If you purchase your notes for an amount that differs from the principal amount of the notes, you may be subject to special tax rules as described in “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement (in particular, the rules that apply when a U.S. holder purchases a contingent payment debt instrument for an amount that differs from the adjusted issue price of that contingent payment debt instrument at the time of the purchase). These rules are complex and therefore individuals are urged to consult their tax advisors regarding these rules.

For a further discussion of the tax treatment of your notes, including information regarding obtaining the comparable yield for your notes and the tax consequences to secondary purchasers of the notes, please see the discussion under the heading “Supplemental Tax Considerations” in synthetic convertible product supplement.

“Specified Foreign Financial Asset” Reporting. Under legislation enacted in 2010, owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions (which would include debt of a foreign financial institution that is not regularly traded on an established securities market, which may include your notes), as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. The Internal Revenue Service has issued guidance exempting “specified foreign financial assets” held in a financial account from reporting under this provision (although the financial account itself, if maintained by a foreign financial institution, may remain subject to this reporting requirement). Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the notes.

Non-U.S. Holders. Barclays currently does not withhold on payments treated as interest to non-U.S. holders in respect of instruments such as the notes. However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any payments treated as interest at a 30% rate, unless you have provided to Barclays an appropriate and valid Internal Revenue Service Form W-8. In addition, non-U.S. holders will be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding” in the accompanying prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the Notes, if any are taken.